UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                 Amendment No. 1

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             EPL TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    268920105
         ------------------------------------------------------------
                                 (CUSIP Number)

                                VC HOLDINGS, INC.
                                 245 Park Avenue
                            New York, New York 10167
                                 (212) 867-3800
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of person
                authorized to receive notices and communications)

                                  July 22, 1998
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

CUSIP No. 268920105000            SCHEDULE 13D                Page 2 of 21 Pages
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      TRILON DOMINION PARTNERS, L.L.C. 13-3838873
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                                                         a.  |_|
                                                                         b.  |X|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds


--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power                            1,100,000
  Number of
   Shares
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power                                  0
    Each
  Reporting
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power                       1,100,000


                        --------------------------------------------------------
                  10    Shared Dispositive Power                             0


--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,100,000
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      9.7%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      00
--------------------------------------------------------------------------------

CUSIP No. 268920105000            SCHEDULE 13D                Page 3 of 21 Pages
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      VC HOLDINGS, INC. 13-3838864
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                                                         a.  |_|
                                                                         b.  |X|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds


--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power                                    0
  Number of
   Shares
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power                          1,100,000
    Each
  Reporting
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power                               0


                        --------------------------------------------------------
                  10    Shared Dispositive Power                     1,100,000


--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,100,000
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      9.7%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      HC
--------------------------------------------------------------------------------

CUSIP No. 268920105000            SCHEDULE 13D                Page 4 of 21 Pages
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      RONALD W. CANTWELL
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                                                         a.  |_|
                                                                         b.  |X|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds


--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
                  7     Sole Voting Power                                    0
  Number of
   Shares
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power                          1,100,000
    Each
  Reporting
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power                               0


                        --------------------------------------------------------
                  10    Shared Dispositive Power                     1,100,000


--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,100,000
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      9.7%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      IN
--------------------------------------------------------------------------------

CUSIP No. 268920105000            SCHEDULE 13D                Page 5 of 21 Pages
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      DOMINION CAPITAL, INC.  54-134806B
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                                                         a.  |_|
                                                                         b.  |X|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Virginia
--------------------------------------------------------------------------------
                  7     Sole Voting Power                                     0
  Number of
   Shares
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power                           1,100,000
    Each
  Reporting
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power                                0


                        --------------------------------------------------------
                  10    Shared Dispositive Power                      1,100,000


--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,100,000
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      9.7%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      CO
--------------------------------------------------------------------------------

CUSIP No. 268920105000            SCHEDULE 13D                Page 6 of 21 Pages
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      DOMINION RESOURCES, INC.  54-1229715
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                                                         a.  |_|
                                                                         b.  |X|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Virginia
--------------------------------------------------------------------------------
                  7     Sole Voting Power                                     0
  Number of
   Shares
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power                           1,100,000
    Each
  Reporting
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power                                0


                        --------------------------------------------------------
                  10    Shared Dispositive Power                      1,100,000


--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,100,000
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      9.7%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      HC
--------------------------------------------------------------------------------

                                                              Page 7 of 21 Pages

                                  Schedule 13D

      The common stock par value $.001 per share (the "Common Stock") of EPL Technologies, Inc., a Colorado corporation (the "Issuer") was registered under
Section 12 of the Act on May 3, 1996. Prior to and following such date, Trilon Dominion Partners, L.L.C., a Delaware limited liability company, formerly known as Venture Capital Equities, L.L.C. (the "LLC") has been the beneficial owner of more than five percent of the Common Stock of the Issuer (as more fully described below). On March 13, 1998, a one-for-two reverse stock split was approved by the Issuer's shareholders. The information in this report gives retroactive effect to such split. Prior to the sale (as more fully described below), the LLC was the beneficial owner of 1,402,236 shares of Common Stock and 1,288,667 shares of Common Stock issuable upon the conversion of 1,933,000 shares of the Issuer's Series A 10% Cumulative Convertible Preferred Stock (the "Series A Stock"). On May 15, 1998, the LLC converted all shares of Series A Stock of the Issuer into Common Stock and immediately thereafter sold 1,590,903 shares of Common Stock of the Issuer pursuant to an Effective Registration Statement on Form S-1, Registration No. 333-46397. In connection with this transaction the LLC is filing this report on Schedule 13D.

Item 1. Security and Issuer

      As more fully described below, and giving effect to the May, 1998 transaction, the LLC presently owns 1,100,000 shares of Common Stock of the Issuer. The principal executive offices of the Issuer are located at 2 International Plaza, Suite 245, Philadelphia, PA 19113-1507.

Item 2. Identity and Background

      This Statement is being filed by the LLC, VC Holdings, Inc., a Delaware corporation ("VC Holdings"), Ronald W. Cantwell ("Mr. Cantwell"), Dominion Resources, Inc. a Virginia corporation ("Resources"), and Dominion Capital, Inc., a Virginia corporation ("Capital").

      The LLC is a Delaware limited liability company. Its principal business address and the address of its principal office is 245 Park Avenue, New York, New York 10167. The LLC was formed for the purpose of acquiring a diversified portfolio of venture capital investments. The sole Manager of the LLC is VC Holdings, which wholly owns 100% of the voting Class A membership in the LLC. The only other member of the LLC is Capital, which holds a non-voting Class B membership interest in the LLC.

      VC Holdings is a Delaware corporation, its principal business address and the address of its principal office is 245 Park Avenue, New York, New York 10167. VC Holdings is the sole Manager and the holder of 100% of the voting interests of the LLC

                                                              Page 8 of 21 Pages

and was formed for the purpose of acting in such capacity. Mr. Cantwell is the sole shareholder of VC Holdings.

      Mr. Cantwell is a citizen of the United States. His principal business address and the address of his principal office is 245 Park Avenue, New York, New York 10167. Mr. Cantwell is the President of VC Holdings.

      Capital is a Virginia corporation. Its principal business address and the address of its principal office is 901 East Byrd Street, Richmond, Virginia 23219. Capital was established in 1985 as a subsidiary of Resources to provide investment management services and specialized finance advice to Resources and its other non-regulated subsidiaries. Capital owns a non-voting Class B membership interest in the LLC. Capital is a wholly-owned subsidiary of Resources.

      Resources is a Virginia corporation. Its principal business address and the address of its principal office is 901 East Byrd Street, Richmond, Virginia 23219. Resources is a holding company. Its subsidiaries are principally involved in the electric power business and are also active in the real estate and investment management businesses.

      The directors and executive officers of VC Holdings, Capital and Resources are set forth on Schedules I, II, and III, respectively attached hereto.

      During the last five years, none of the LLC, VC Holdings, Mr. Cantwell, Capital, Resources or any person named in Schedules I, II or III attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violation or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                                                              Page 9 of 21 Pages

Item 3. Source and Amount of Funds or Other Consideration.

      Not Applicable.

Item 4. Purpose of Transaction.

      The shares referred to in Item 5 below were acquired by the LLC for investment purposes. The Operating Agreement of the LLC contemplates a three-year time horizon to expire on December 31, 1998 (subject to extension) to monetize all of the investments contributed by Dominion Capital to the LLC. The sale by the LLC on May 15, 1998 of 1,590,903 shares of Common Stock pursuant to a Registration Statement on Form S-1, Registration No. 333-46397 and ultimately, of its entire holdings of Common Stock of the Issuer is consistent with this stated objective and the sale of other investments that comprise the LLC's portfolio. Effective May 15, 1998, Mr. Cantwell resigned from the Board of Directors of the Issuer.

      Except as set forth above, none of the Reporting Persons nor, to the best knowledge of such persons, any executive officer or director or any of the Reporting Persons has any plans or proposals which relate to or would result in:
(a) the acquisition by any person of additional securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or in dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the

                                                             Page 10 of 21 Pages

Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above. The Reporting Persons may formulate plans or proposals with respect to one or more of the foregoing in the future.

Item 5. Interest in Securities of the Issuer.

      (a) Currently, the LLC is the registered and direct beneficial owner of 1,100,000 shares of Common Stock representing approximately 9.7% of the outstanding shares of Common Stock of the Issuer.

                                                             Page 11 of 21 Pages

      (b) The LLC has voting and dispositive power with respect to the 1,100,000 shares of Common Stock by virtue of its direct ownership of such shares.

      VC Holdings may be considered to be an indirect beneficial owner of such shares of Common Stock and to have shared voting and dispositive power with respect to such shares by virtue of its ownership of 100% of the voting interest of the LLC and its status as sole Manager of the LLC.

      Mr. Cantwell may be considered to be an indirect beneficial owner of such shares of Common Stock and to have shared voting and dispositive power with respect to such shares by virtue of his ownership of all of the voting stock of VC Holdings.

      Capital may be considered to be an indirect beneficial owner of such shares of Common Stock and to have shared voting and dispositive power with respect to such shares by virtue of its ownership interest in the LLC, which ownership interest entitles Capital to veto (except in certain limited circumstances) any sale of such shares of Common Stock by the LLC for a purchase price below the agreed fair market value of such shares at the time of their contribution to the LLC. Capital disclaims, however, any indirect beneficial ownership interest in the shares of Common Stock owned directly by the LLC.

      Resources may be considered to be an indirect beneficial owner of such shares of Common Stock and to have shared voting and dispositive power with respect to such shares by virtue of

                                                             Page 12 of 21 Pages

its ownership of all of the voting stock of Capital. Resources disclaims, however, any indirect beneficial ownership interest in the shares of Common Stock owned directly by the LLC.

      Except as described herein, none of VC Holdinqs, Mr. Cantwell, Capital, Resources or any other person referred to in Schedules I, II or III attached hereto may be considered direct beneficial owners of shares of Common Stock. None of VC Holdings, Mr. Cantwell, Capital, Resources or any other person referred to in Schedu1es I, II or III has acquired or disposed of any shares of Common Stock during the past sixty days.

      (c) On May 15, 1998, the LLC sold 1,590,903 shares of Common Stock pursuant to an Effective Registration Form S-1, Registration No. 333-46397.

      (d) Mr. A.S. Clausi was elected to the Board of Directors of the Issuer in March 1998. Mr. Cantwell resigned from the Board of Directors of the Issuer effective May 15, 1998.

      (e) Not Applicable

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

      VC Holdings is the owner of a voting Class A membership interest in the LLC, representing 100% of the voting interests of the LLC. VC Holdings is also the sole Manager of the LLC. Capital is the only other member of the LLC and is the owner of a non-voting Class B membership interest. Pursuant to the Operating Agreement for the LLC, formerly known as Venture Capital Equities, L.L.C., dated as of June 30, 1995, between VC Holdings and Capital (the "Operating Agreement"), a copy of which is filed hereto as Exhibit A, VC Holdings has the full, exclusive and complete power and authority to make all decisions regarding the management and sale of the LLC's investment portfolio (including the shares of Common Stock of the Issuer), except that the consent of Capital is required (except in certain limited circumstances) for the sale of any investment (including the shares of Common Stock) by the LLC for a purchase price below the agreed fair market value of such investment at the time of its contribution to the LLC.

      Pursuant to the Operating Agreement, net cash flow from the LLC (after provision for the LLC's operating expenses, including the payment of an annual management fee to VC Holdings) shall be distributed in the following order of priority: first, to Capital and VC Holdings in proportion to their respective unrecovered

                                                             Page 13 of 21 Pages

capital contributions; second, to Capital until it has received a preferred return on its unrecovered capital contributions equal to 3% in year one, 5% in year two and 8% thereafter; and the balance, 50% to Capital and 50% to VC Holdings.

      The foregoing summary of certain provisions of the Operating Agreement is not intended to be complete and is qualified in its entirety by the complete text of such document which is incorporated herein by reference.

      Except as set forth herein, none of the Reporting Persons and (to the best of the Reporting Persons' knowledge) none of the persons named in Schedules I, II or III hereto has any contracts, arrangements, understandings or relationships (lega1 or otherwise) with any person with respect to, any securities of the Issuer, including but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be filed as Exhibits.

Exhibit A -           Operating Agreement for the LLC, formerly known
                      as Venture Capital Equities, L.L.C., dated as of June 30, 1995. (Incorporated by reference to Exhibit A to the LLC's report on Schedule 13-D filed with the SEC on October 22, 1997)

                                                             Page 14 of 21 Pages

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 22, 1998                    TRILON DOMINION PARTNERS, L.L.C.

                                 By: VC HOLDINGS, Inc.,
                                       its Manager


                                 By: /s/ Ronald W. Cantwell
                                    ------------------------------
                                    Name: Ronald W. Cantwell
                                    Title: President


                                 VC HOLDINGS, INC.


                                 By: /s/ Ronald W. Cantwell
                                    ------------------------------
                                    Name: Ronald W. Cantwell
                                    Title: President


                                     /s/ Ronald W. Cantwell
                                    ------------------------------
                                   Ronald W. Cantwell


                                 DOMINION CAPITAL, INC.


                                 By: /s/ Daniel A. Hillsman, Jr.
                                    ------------------------------
                                     Name: Daniel A. Hillsman, Jr.
                                     Title: Vice President


                                 DOMINION RESOURCES, INC.


                                 By: /s/ James L. Trueheart
                                    ------------------------------
                                    Name: James L. Trueheart
                                    Title: Vice President and
                                           Controller

                                                             Page 15 of 21 Pages

                              Schedule I

      The name and present principal occupation of each of the executive officers and directors of VC Holdings are set forth below. Unless otherwise noted, each of these persons are United States citizens and have as their business address at 245 Park Avenue, New York, New York 10167.


                                                    Principal
                          Position with             Occupation
      Name                 VC Holdings              and Address
      ----                -------------             -----------
Ronald W. Cantwell        President and             Same
                          Director

Jack R. Sauer             Vice President,           Same
                          Chief Financial
                          Officer, Assistant
                          Secretary, Director

Scott H. Flamm            Senior Managing           Same
                          Director

William P. Gendron        Vice President            Same
                          and Director

                                                             Page 16 of 21 Pages

                              Schedule II

Unless otherwise noted, each of the executive officers and directors of Dominion Capital, Inc., set forth below, are United States citizens.

                                                Principal Occupation
      Name            Title                         or Employment
      ----            -----                     --------------------
Thos. E. Capps        Chairman of the Board     See Schedule III

David L. Heavenridge  President, Chief          See Schedule III
                      Executive Officer
                      and Director

Henry C. Riely        Corporate Secretary       Corporate Secretary
                                                of Capital; an Assistant
                                                Corporate Secretary of
                                                Resources and other
                                                direct and indirect
                                                subsidiaries of
                                                Resources

John W. Harris        Director                  President and
                                                Managing Partner
                                                The Harris Group,
                                                Rotunda Suite 175
                                                4201 Congress Street
                                                Charlotte, NC  28209

David A. Wollard      Director                  Retired
                                                2019 East 3rd Avenue
                                                Denver, CO 80206

John B. Bernhardt     Director                  See Schedule III

Thomas N. Chewning    Director                  See Schedule III

Frank S. Royal        Director                  See Schedule III

William T. Roos       Director                  See Schedule III

Daniel A.             Vice President            Vice President of
Hillsman, Jr.                                   Capital

                                                             Page 17 of 21 Pages

                                                Principal Occupation
      Name            Title                         or Employment
      ----            -----                     --------------------
Charles E. Coudriet   Senior Vice               Senior Vice President
                      President                 of Capital

Thomas K. Wilson      Vice President            Vice President
                                                Marketing of Capital

Dennis W. Hedgepeth   Vice President            Vice President and
                      and Treasurer             Treasurer of Capital

Hayden D. McMillian   Senior Vice               Senior VP and CFO
                      President and CFO         of Capital

Mark P. Mikuta        Vice President            Vice President and
                      and Controller            Controller

S. Dallas Simmons     Director                  See Schedule III

Randolph W. Wyckoff   Senior Vice               Senior Vice President
                      President                 of Capital

      The business address of each of the foregoing individuals except Messrs. Harris, Wollard, Bernhardt, Royal, Roos and Simmons is 901 East Byrd Street, Richmond, Virginia 23219. The respective business addresses of Messrs. Bernhardt, Royal, Roos and Simmons are set forth under "Principal Occupation or Employment" on Schedule III.

                                                             Page 18 of 21 Pages

                                  SCHEDULE III

Unless otherwise noted, each of the executive officers and directors of Dominion Resources, Inc., set forth below, are United States citizens.

                                          Principal Occupation
      Name            Title                  or Employment
      ----            -----               --------------------
John B. Adams         Director            President and CEO,
                                          The Bowman Companies
                                          One Bowman Drive
                                          Fredricksburg, VA 22408-7318

Norman B. M. Askew    Executive Vice      Chief Executive
                      President           East Midlands Electricity, plc
                                          P.O. Box 444
                                          Woodyard Lane
                                          Wallaton, Nottingham, NG8 1EZ

John B. Bernhardt     Director            Managing Director,
                                          Bernhardt/Gibson Financial
                                          Opportunities,
                                          11817 Canon Boulevard,
                                          Suite 502, Newport News,
                                          Virginia 23606, a
                                          financial services firm

Thos. E. Capps        Chairman,           Chairman,
                      President and       President and
                      CEO of              CEO of Resources
                      Resources

Thos. N. Chewning     Executive           President and CEO
                      Vice President

Thos. F. Farrell, II  Senior Vice         Senior Vice
                      President of        President of
                      Corporate           Corporate Affairs
                      Affairs             of Resources

William C. Hall, Jr.  Assistant Vice      Assistant Vice
                      President           President of
                      Corporate           Corporate Communications of
                      Communications      of Resources

                                                             Page 19 of 21 Pages


                                          Principal Occupation
      Name            Title                   or Employment
      ----            -----               --------------------
David L. Heavenridge  Executive           President and CEO
                      Vice President      of Capital

G. Scott Hetzer       Vice President-     Vice President and
                      Treasurer           Treasurer of Resources

Karen E. Hunter       Assistant Vice      Assistant Vice President -
                      President -         Financial Planning
                      Financial           of Resources
                      Planning

Benjamin J. Lambert,  Director            Optometrist
III                                       904 North First Street
                                          Richmond, VA 23219

Richard L.            Director            Former President and
Leatherwood                               Chief Executive Officer
                                          CSX Equipment
                                          3805 Greenway
                                          Baltimore, MD 21218

Harvey L. Lindsay,    Director            Chairman and Chief
Jr.                                       Executive Officer
                                          Harvey Lindsay Commercial
                                          Real Estate
                                          Dominion Tower, Suite 1400
                                          999 Waterside Drive
                                          Norfolk, VA 23510

Kenneth A. Randall    Director            Corporate Director of
                                          various public companies
                                          6 Whittaker's Mill
                                          Williamsburg, VA 23185

Edgar M. Roach, Jr.   Executive           Executive Vice President and CFO
                      Vice President      of Resources

                                                             Page 20 of 21 Pages


                                          Principal Occupation
      Name            Title                   or Employment
      ----            -----               --------------------
William T. Roos       Director            Retired President
                                          Penn Luggage, Inc.
                                          2820 Build America Drive
                                          Hampton, VA 23666

Frank S. Royal        Director            Physician
                                          East End Medical Building
                                          1122 North 25th Street,
                                          Suite A
                                          Richmond, VA 23223

Judith B. Warrick     Director            Senior Advisor
                                          Morgan Stanley & Co., Inc.
                                          1585 Broadway
                                          14th Floor
                                          New York, New York 10036

S. Dallas Simmons     Director            President
                                          Virginia Union University
                                          1500 North Lombardy Street
                                          Richmond, VA 23220

Robert H. Spilman     Director            Chief Executive Officer
                                          Chairman of the Board
                                          Bassett Furniture
                                          Industries, Inc.
                                          245 Main Street
                                          P.O. Box 626
                                          Bassett, VA 24055

James F. Stutts       Vice President      Vice President and General
                      and General         Counsel of Resources
                      Counsel

James L. Trueheart    VP and              Vice President and
                      Controller          Controller of Resources

Patricia A. Wilkerson Corporate           Corporate Secretary of
                      Secretary           of Resources

Fred G. Wood, III     Assistant VP -      Assistant Vice President -
                      Investor            Investor Relations of
                      Relations           Resources

William S. Mister     Vice President      Vice President
                                          of Resources

Robert J. Davies      Executive           CEO-East Midland Electricity
(British Citizen)     Vice President      P.O. Box 944
                                          Woodyard Lane
                                          Wollaton, Nottingham NG8 1ZE

                                                             Page 21 of 21 Pages


      The business address of Messrs. Capps, Chewning, Farrell, Hall Heavenridge, Herrick, Hetzer, Roach, Robertson, Stutts, Trueheart, Wilkerson, and Wood is 901 East Byrd Street, Richmond, Virginia 23219. The respective business addresses of the remaining executive officers and directors of Resources are set forth under "Principal Occupation or Employment" above.